File No. 70-09943



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                 AMENDMENT NO. 2 to FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 HOLYOKE WATER POWER COMPANY
             HOLYOKE POWER AND ELECTRIC COMPANY
                       1 Canal Street
                     Holyoke, MA  01040

         (Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                   Gregory B. Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut  06141-0270
           (Name of address of agent for service)





The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities Service
Service Company                    Company
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037

The Application/Declaration in this proceeding, as previously amended, is further amended as follows:

1. The following sentence is added to the end of Paragraph1 of Item 1:

     The Selling Utilities are requesting an order for the sale of the HWP Assets through December 31, 2002.

2.   The following sentence is added to the end of Paragraph 3 of
     Item 1:

     The book value of the HWP Assets at June 30, 2001 was $17,196,000.

3.   The following sentence is added to the end of Paragraph 1 of
     Item 4:

     No state utility commission or other state agency has jurisdiction over the Transaction.

4.    The following exhibits are filed herewith as part of Item 6:

      D.1.1   Order of the Federal Energy Regulatory Commission
              ("FERC") relating to Transfer of Hydro Licenses to HG& under Part 1 of the Federal Power Act

      D.2.1 Orders of FERC relating to the Sale of Hydro Facilities and Assignment of Section 203 and concerning Modification or Termination of Certain Power Contracts under Section 205


      F.      Opinion of Counsel

                        SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

 Date:   November 27, 2001

HOLYOKE WATER POWER COMPANY
HOYOKE POWER AND ELECTRIC COMPANY


By:	 /S/ Randy A. Shoop
         Randy A. Shoop
         Their Assistant Treasurer - Finance